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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

ARGONAUT GROUP, INC.
(Name of Issuer)
Common Stock, par value $.10 per share
(Title of Class of Securities)
04015710-9
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	04015710-9

1	NAMES OF REPORTING PERSONS: HCC Insurance Holdings, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		500,000

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		500,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	500,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	1.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	HC

Item 1.
(a)	Name of Issuer

Argonaut Group, Inc.

(b)	Address of Issuer’s Principal Executive Offices

10101 Reunion Place, Suite 500 San Antonio, Texas 78216
Item 2.
(a)	Name of Person Filing

HCC Insurance Holdings, Inc.

(b)	Address of Principal Business Office

13403 Northwest Freeway Houston, Texas 77040-6094

(c)	Citizenship

Delaware

(d)	Title of Class of Securities

Common Stock, par value $.10 per share

(HCC Insurance Holdings, Inc. has acquired, through its direct or indirect subsidiaries, 500,000 shares of the Issuer’s Mandatorily Convertible Preferred Stock. The Preferred Stock is convertible on a 1-for-1 basis for the Issuer’s Common Stock. If not previously converted, the Preferred Stock will mandatorily convert on the 10th anniversary of its issuance. If all persons convert, HCC would own 1.5% of the Issuer’s then outstanding shares of Common Stock.)

(e)	CUSIP Number

04015710-9
Item3. If this statement is filed pursuant §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4. Ownership.
(a)	Amount beneficially owned:

500,000

(b)	Percent of class:

1.5%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 500,000

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 500,000
Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: ☑
Item 6. Ownership of More Than Five Percent on Behalf of Another Person.
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
See Exhibit A for the identity of the subsidiaries which directly beneficially own the securities reported herein.
Item 8. Identification and Classification of Members of the Group.
Not applicable.
Item 9. Notice of Dissolution of Group.
Not applicable.
Item 10. Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2007

By:	/s/ Robert F. Thomas
Robert F. Thomas,
Executive Vice President

EXHIBIT INDEX

Exhibit A	Information Required by Item 7

Exhibit B	Joint Filing Agreement between HCC Insurance Holdings, Inc. and Houston Casualty Company

Exhibit A
As of February 12, 2007, the securities being reported by HCC Insurance Holdings, Inc. (“HCC”), as a holding company, are beneficially owned by the following direct or indirect wholly-owned subsidiaries of HCC:

Subsidiary	Number of Shares Beneficially Owned

Houston Casualty Company	46,690

U.S. Specialty Insurance Company	416,667

HCC Life Insurance Company	36,643

Avemco Insurance Company	0

Exhibit B
JOINT FILING AGREEMENT
The undersigned hereby agree that the statement on Schedule 13G filed herewith and any amendments thereto, relating to the common stock, $0.10 par value, of Argonaut Group, Inc., is, or will be, filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.
IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement.
Dated: February 14, 2007

HCC Insurance Holdings, Inc.
By:	/s/ Robert F. Thomas
Robert F. Thomas,
Executive Vice President

Houston Casualty Company
By:	/s/ Robert F. Thomas
Robert F. Thomas,
Senior Vice President

U.S. Specialty Insurance Company
By:	/s/ Robert F. Thomas
Robert F. Thomas,
Senior Vice President

HCC Life Insurance Company
By:	/s/ Hamendra P. Ojha
Hamendra P. Ojha,
Executive Vice President & Treasurer

Avemco Insurance Company
By:	/s/ Hamendra P. Ojha
Hamendra P. Ojha,
Vice President & Treasurer